J.P. MORGAN SECURITIES LLC 383 MADISON AVENUE NEW YORK, NEW YORK 10179	BARCLAYS CAPITAL INC. 745 7TH AVENUE NEW YORK, NEW YORK 10019

June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Victor Cecco
Marc Thomas
Robert Arzonetti
Susan Block

Re:	Ategrity Specialty Holdings LLC
Registration Statement on Form S-1, as amended (File No. 333-286059)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-1 (File No. 333-286059) (as amended, the “Registration Statement”), of Ategrity Specialty Holdings LLC, a Delaware limited liability company, which will be converted into and renamed Ategrity Specialty Insurance Company Holdings, a Nevada corporation (collectively, the “Company”), prior to the consummation of the initial public offering of the Company’s common stock.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 10, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the Underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus, dated June 3, 2025, to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, as representatives of the Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

As representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Apoorva Ramesh
Name: Apoorva Ramesh
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director